[Logo]	Exhibit 1

For More Information, Please Contact:

Julie Shafiki Director of Corporate Communications PowerDsine Ltd. Phone: +972-9-775-5118 Email: julies@powerdsine.com	Todd Fromer / Erika Levy KCSA Worldwide Phone: 212-896-1215 / 1208 Email: tfromer@kcsa.com / elevy@kcsa.com

Ronald D. Black Joins PowerDsine Board of Directors

Hod Hasharon, Israel - September 1, 2005 - PowerDsine Ltd. (NASDAQ: PDSN), a pioneer in Power over Ethernet (PoE) solutions, announced today that Dr. Ronald D. Black has been appointed as a member of the Company’s Board of Directors.

Dr. Black serves as Chief Executive Officer of Wavecom SA (Nasdaq: WVCM), a position he has held since July 2004. Prior to joining Wavecom, Ronald D. Black served as Executive Vice President, Client Systems Group at Agere Systems, a leading provider of advanced integrated circuit solutions for consumer applications, including wireless. Mr. Black has a wealth of experience in the networking and semiconductor fields, having held management positions at companies such as Gemplus, France, Motorola Semiconductor and IBM Microelectronics. Dr. Black holds a Bachelor of Science, a Master of Science and a Ph.D. in Materials Science and Engineering from Cornell University.

Commenting on the appointment, Igal Rotem, CEO of PowerDsine said, "On behalf of everyone at PowerDsine, I would like to welcome Ron to our Board. His vast experience in the technology arena, coupled with his expertise in the semiconductor and networking fields will be valuable to PowerDsine as we work to drive the growth of the PoE market and our position within it."

Dr. Ronald D. Black added, “I believe PowerDsine is a superb company with world-class technology. Igal Rotem, Ilan Atias and the rest of the PowerDsine team have been instrumental in not only the growth, but the establishment of the Power over Ethernet industry. I am both honored and excited to have been selected to join the Company’s board".

About Power over Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each end-device to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

About PowerDsine

PowerDsine Ltd. (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. PowerDsine is a founding member of the IEEE 802.3af Task Force. For more information, please visit http://www.powerdsine.com

Forward Looking Statements

Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

###
PowerDsine is a registered trademark of PowerDsine Ltd. All other trade names are the property of their respective owners.
###